# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SIFY TECHNOLOGIES LTD, CIK 0001094324
CUSIP: 82655M206
Title of class of securities: American Depositary Shares, each representing six Equity Shares
Address of issuer's principal executive offices: TIDEL PARK, 2ND FLOOR, No. 4, CANAL BANK ROAD, TARAMANI, CHENNAI 600 113, India (K7), 0
Date of event which requires filing of this statement: 10/10/2023
Amends the filing with accession number 0001161697-05-001328
Filed by CIK 0001344857
Persons authorized to receive notices and communications: Amir Ohebsion, 1929 Hooper Avenue,, Los Angeles, California (CA), 90011, 310-445-5533

## Reporting persons
- Infinity Capital Ventures, LP (CIK 0001344857): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 32,861,355; shared voting power 0; sole dispositive power 32,861,355; shared dispositive power 0; aggregate amount beneficially owned 32,861,355 (7.6% of the class)
  Comment: Rows: 7, 9, and 11: Includes the underlying Equity Shares of 5,476,892 American Depositary Shares ("ADSs"), each representing six Equity Shares, and three additional Equity Shares.
  
  Row 13: Represents the percentage obtained from dividing (a) the number of Equity Shares and the underlying Equity Shares by (b) 433,331,423, the number of Equity Shares outstanding after the Issuer's rights offering, as announced by the Issuer by press release on June 28, 2024.
- Infinity Capital Venture Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 32,861,355; shared voting power 0; sole dispositive power 32,861,355; shared dispositive power 0; aggregate amount beneficially owned 32,861,355 (7.6% of the class)
  Comment: Rows 7, 9 and 11: Includes the underlying Equity Shares of 5,476,892 ADSs, each representing six Equity Shares, and three additional Equity Shares.
  
  Row 13: Represents the percentage obtained from dividing (a) the number of Equity Shares and the underlying Equity Shares by (b) 433,331,423, the number of Equity Shares outstanding after the Issuer's rights offering, as announced by the Issuer by press release on June 28, 2024.
- Vegesna Family Trust: type of reporting person: other (OO); citizenship or place of organization: California (CA); source of funds: affiliate funds (AF); sole voting power 1,466,558; shared voting power 32,861,355; sole dispositive power 1,466,558; shared dispositive power 32,861,355; aggregate amount beneficially owned 34,327,913 (7.9% of the class)
  Comment: Rows 7, 8, 9, 10, and 11: Includes the underlying Equity Shares of 244,426 ADSs and 5,756,892 ADSs, each representing six Equity Shares, and two additional Equity Shares.
  
  Row 13: Represents the percentage obtained from dividing (a) the number of Equity Shares and the underlying Equity Shares by (b) 433,331,423, the number of Equity Shares outstanding after the Issuer's rights offering, as announced by the Issuer by press release on June 28, 2024.
- Raju Vegesna: type of reporting person: individual (IN); citizenship or place of organization: India (K7); source of funds: affiliate funds (AF); sole voting power 362,660,044; shared voting power 1,466,558; sole dispositive power 362,660,044; shared dispositive power 1,466,558; aggregate amount beneficially owned 364,126,602 (84% of the class)
  Comment: Rows 7, 9 and 11: Includes both Equity Shares and the underlying Equity Shares to ADSs, each representing six Equity Shares.
  
  Rows 8 and 10: Includes 244,426 ADSs, each representing six Equity Shares, and two additional Equity Shares owned by the Vegesna Family Trust, of which the Reporting Person is co-trustee and has voting and dispositive power and beneficial ownership.
  
  Row 13: Represents the percentage obtained from dividing (a) the number of Equity Shares and the underlying Equity Shares by (b) 433,331,423, the number of Equity Shares outstanding after the Issuer's rights offering, as announced by the Issuer by press release on June 28, 2024. Raju Vegesna beneficially holds all of the shares of the Issuer held by all of the Reporting Persons included on this Amendment No. 8.
- Raju Vegesna Infotech and Industries Private Limited: type of reporting person: other (OO); citizenship or place of organization: India (K7); source of funds: working capital (WC), other (OO); sole voting power 329,798,689; shared voting power 0; sole dispositive power 329,798,689; shared dispositive power 0; aggregate amount beneficially owned 329,798,689 (76.1% of the class)
  Comment: Rows 7, 9, and 11: Equity Shares.
  
  Row 13: Represents the percentage obtained by dividing (a) the number of Equity Shares beneficially held by the Reporting Person by (b) 433,331,423, the number of Equity Shares outstanding after the Issuer's rights offering, as announced by the Issuer by press release on June 28, 2024.
  
  Row 14: Reporting Person is an Indian company incorporated under the provisions of the Indian Companies Act, 1956.
- Ramanand Core Investment Company Private Limited: type of reporting person: other (OO); citizenship or place of organization: India (K7); source of funds: affiliate funds (AF); sole voting power 295,455,000; shared voting power 0; sole dispositive power 295,455,000; shared dispositive power 0; aggregate amount beneficially owned 295,455,000 (68.2% of the class)
  Comment: Rows 7, 9, and 11: Equity Shares.
  
  Row 13: Represents the percentage obtained by dividing (a) the number of Equity Shares beneficially held by the Reporting Person by (b) 433,331,423, the number of Equity Shares outstanding after the Issuer's rights offering, as announced by the Issuer by press release on June 28, 2024.
  
  Row 14: Reporting Person is an Indian company incorporated under the provisions of the Indian Companies Act, 1956.

## Item 1. Security and Issuer
Title of class of securities: American Depositary Shares, each representing six Equity Shares
Name of issuer: SIFY TECHNOLOGIES LTD
Comment:
The information in this Amendment No. 8 is supplemental and is not a complete restatement of the text of the Schedule 13D (as defined below). This Amendment No. 8 to Schedule 13D ("Amendment No. 8") should be read in conjunction with, and is qualified in its entirety by reference to, Amendment No. 7 to this Schedule 13D, filed on July 2, 2024 ("Amendment No. 7"), Amendment No. 6 to this Schedule 13D, filed on June 11, 2024 ("Amendment No. 6"), Amendment No. 5 to this Schedule 13D, filed on June 20, 2012 ("Amendment No. 5"), Amendment No. 4 to this Schedule 13D, filed on December 21, 2010 ("Amendment No. 4"), Amendment No. 3 to this Schedule 13D, filed on June 4, 2009, Amendment No. 2 to this Schedule 13D, filed on January 22, 2007, Amendment No. 1 to this Schedule 13D, filed on November 23, 2005 and the Schedule 13D filed on November 21, 2005 (as amended, the "Schedule 13D").

As used herein, the "Reporting Persons" includes, collectively, Infinity Capital Ventures, LP ("Infinity Capital"); Infinity Capital Venture Management, LLC ("Infinity Capital Management"); the Vegesna Family Trust (the "Family Trust"), Raju Vegesna ("Vegesna"); Raju Vegesna Infotech and Industries Private Limited ("Infotech"), and Ramanand Core Investment Company Private Limited ("Ramanand").

The Reporting Persons are filing this Amendment No. 8 to report a merger transaction by Infotech and Infinity Satcom Universal Private Limited ("Infinity Satcom") and the resulting change in beneficial ownership associated with such transaction.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
In consideration of the transfer of Infinity Satcom's going concern to Infotech as part of the Merger, as described in Item 4, shareholders of Infinity Satcom were allotted 2,383,252 equity shares of Infotech.

Additionally, all costs, charges, levies, fees, duties and expenses in connection with the Merger were borne and paid by Infotech out of its working capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to supplement with the following additional disclosure:

On October 10, 2023, Aarti Realtors (India) Private Limited ("Aarti"), Infinity Satcom, and Infotech filed with the National Company Law Tribunal a Scheme of Amalgamation. Pursuant to the Scheme of Amalgamation, the directors of Aarti and Infinity Satcom decided to merge their respective companies with Infotech (the "Merger") to create a single entity with focused management capabilities. The directors believed that the Merger would effectively consolidate business in Infotech, providing for a more streamlined group structure with a simplified shareholding structure; a reduction in redundancies; and increased efficiencies in operations, utilization of capital and administrative expenses. As a result of the Merger, Aarti and Infinity Satcom transferred their respective going concern, including their businesses, all secured and unsecured debts, liabilities, duties and obligations, assets, properties, rights, titles and benefits to Infotech. As part of this transfer of assets pursuant to the Merger, the 14,530,000 Equity Shares of the Issuer owned by Infinity Satcom were also transferred to Infotech.

The National Company Law Tribunal approved the Merger on March 5, 2025, with an effective date to coincide with the date on which a certified copy of its approval order is filed with the Registrar of Companies. The approval order was filed with the Registrar of Companies on April 3, 2025. On April 3, 2025, Infinity Satcom ceased to exist as a separate entity, and Infotech acquired the underlying assets of Infinity Satcom including the Equity Shares of the Issuer.

The Scheme of Amalgamation documenting the Merger is filed hereto as Exhibit 99.1.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated as follows:

(a) Infinity Capital is the beneficial owner of 5,476,892 ADSs and three additional Equity Shares, representing approximately 7.58% of the Issuer's outstanding Equity Shares. Since Infinity Capital Management is the general partner and the Family Trust is the limited partner of Infinity Capital, they may be deemed to have an indirect beneficial ownership of the ADSs owned by Infinity Capital. Vegesna is the sole manager of Infinity Capital Management, and he may be deemed to have an indirect beneficial ownership of the ADSs owned by Infinity Capital.

The Family Trust is the beneficial owner of 244,426 ADSs and two additional Equity Shares, representing approximately 0.34% of the Issuer's outstanding Equity Shares. Since Vegesna is the co-trustee of the Family Trust, he may be deemed to have an indirect beneficial ownership of the ADSs owned by the Family Trust. Additionally, the Family Trust may be deemed to have indirect beneficial ownership of the 5,476,892 ADSs and three additional Equity Shares held by Infinity Capital.

Ramanand holds 295,455,000 Equity Shares directly, representing approximately 68.18% of the Issuer's outstanding Equity Shares. Ramanand is a subsidiary of Infotech, and accordingly, Infotech may be deemed to have an indirect beneficial ownership of the 295,455,000 Equity Shares owned by Ramanand.

As a result of the Merger, the 14,530,000 Equity Shares previously owned by Infinity Satcom are now beneficially owned by Infotech. Infotech now directly holds 34,343,689 Equity Shares, representing approximately 7.93% of the Issuer's outstanding Equity Shares. Infotech may also be deemed to have an indirect beneficial ownership of the 295,455,000 Equity Shares owned by Ramanand.

Vegesna has direct or indirect beneficial ownership of the Equity Shares and ADSs held by Infinity Capital, Infinity Capital Management, the Family Trust, Ramanand and Infotech, totaling 364,126,602 Equity Shares in the aggregate (some of which are represented by ADSs), representing approximately 84.03% of the Issuer's outstanding Equity Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
b) As the direct beneficial owner of 5,476,892 ADSs and three additional Equity Shares, Infinity Capital has the sole voting power over 32,861,355 of the Issuer's Equity Shares. Since Infinity Capital Management is the general partner of Infinity Capital, and the Family Trust is the limited partner of Infinity Capital, they also have indirect voting power over the 32,861,355 Equity Shares owned by Infinity Capital. Vegesna is the sole manager of Infinity Capital Management, and he may be deemed to have indirect voting power over the 5,476,892 ADSs and three additional Equity Shares owned by Infinity Capital.

As the direct beneficial owner of 244,426 ADSs and two additional Equity Shares, the Family Trust has the sole voting power over 1,466,558 of the Issuer's Equity Shares. Because Vegesna is the co-trustee of the Family Trust, he may be deemed to have indirect voting power over the 244,426 ADSs and two additional Equity Shares owned by the Family Trust. Additionally, the Family Trust may be deemed to have indirect beneficial ownership of the 5,476,892 ADSs and three additional Equity Shares held by Infinity Capital.

As the direct beneficial owner of 295,455,000 Equity Shares, Ramanand has voting power over 295,455,000 of the Issuer's Equity Shares. Ramanand is a wholly-owned subsidiary of Infotech, and accordingly, Infotech may be deemed to have indirect voting power over the 295,455,000 Equity Shares owned by Ramanand. As the direct beneficial owner of 34,343,689 Equity Shares, Infotech directly has voting power over 34,343,689 of the Issuer's Equity Shares. Vegesna controls Infotech and accordingly Vegesna may be deemed to have indirect voting power over the 34,343,689 Equity Shares owned by Infotech and over the 295,455,000 Equity Shares owned by Ramanand, as a result of Infotech's ownership of Ramanand.

Vegesna has direct or indirect beneficial ownership of Infinity Capital, Infinity Capital Management, the Family Trust, Ramanand and Infotech. Vegesna therefore has voting power over the 364,126,602 Equity Shares and ADSs owned by these entities in the aggregate. Of these Equity Shares, Vegesna has sole voting power over 362,660,044 Equity Shares and shared voting power over the 1,466,558 Equity Shares owned by the Family Trust, due to his role as co-trustee of the Family Trust.
Transactions in the class effected during the past sixty days: Not applicable.
Other persons with the right to receive dividends or sale proceeds: The Family Trust is managed by three founder trustees, one of which is Vegesna. Each of the three trustees has power to direct the receipt of dividends from, or the proceeds from the sale of, the Equity Shares owned by the Family Trust.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As a result of the Merger described herein, on April 3, 2025, Infinity Satcom ceased to be a beneficial owner of any Equity Shares or American Depositary Shares of the Issuer and will no longer be a Reporting Person under this Schedule 13D. Accordingly, the filing of this Amendment No. 8 constitutes an exit filing for Infinity Satcom.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to include the following disclosure:

The Merger described in Item 4 is documented in the Scheme of Amalgamation, in which the 14,530,000 Equity Shares of the Issuer owned by Infinity Satcom were transferred to, and are now beneficially owned by, Infotech. As a result of the Merger, Infinity Satcom has ceased to exist as a separate entity. The Scheme of Amalgamation documenting the Merger is filed hereto as Exhibit 99.1.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Scheme of Amalgamation of Aarti Realtors (India) Private Limited and Infinity Satcom Universal Private Limited with Raju Vegesna Infotech and Industries Private Limited and their Respective Shareholders and Creditors

## Signatures
- Infinity Capital Ventures, LP: /s/ Raju Vegesna, Raju Vegesna/Member (04/07/2025)
- Infinity Capital Venture Management, LLC: /s/ Raju Vegesna, Raju Vegesna/Member (04/07/2025)
- Vegesna Family Trust: /s/ Raju Vegesna, Raju Vegesna/Co-Trustee (04/07/2025)
- Raju Vegesna: /s/ Raju Vegesna, Raju Vegesna (04/07/2025)
- Raju Vegesna Infotech and Industries Private Limited: /s/ Raju Vegesna, Raju Vegesna/Director (04/07/2025)
- Ramanand Core Investment Company Private Limited: /s/ Raju Vegesna, Raju Vegesna/Director (04/07/2025)